ARCELORMITTAL

as Issuer

HSBC BANK USA, NATIONAL ASSOCIATION

as Trustee

Supplemental Indenture

Dated as of May 6, 2009

Supplemental to Indenture

Dated as of May 6, 2009

5.00% Convertible Senior Notes due 2014

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TABLE OF CONTENTS

(continued)

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SUPPLEMENTAL INDENTURE, dated as of May 6, 2009, (this “Supplemental Indenture”) between ArcelorMittal, a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (the “Company”), and HSBC Bank USA, National Association, as trustee (the “Trustee”) under the Indenture dated as of May 6, 2009, between the Company and the Trustee (the “Original Indenture”).

RECITALS OF THE COMPANY

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WHEREAS, the Company executed and delivered the Original Indenture to the Trustee to provide, among other things, for the issuance, from time to time, of the Company’s unsecured Securities, in an unlimited aggregate principal amount, in one or more series to be established by the Company under, and authenticated and delivered as provided in, the Original Indenture;

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WHEREAS, Section 9.01(f) of the Original Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Original Indenture to establish the form and terms of Securities of any series as contemplated by Sections 2.01 and 3.01 of the Original Indenture;

•	WHEREAS, the Board of Directors has duly adopted resolutions authorizing the Company to execute and deliver this Supplemental Indenture;

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WHEREAS, pursuant to the terms of the Original Indenture, the Company desires to establish a new series of its Securities to be known as its “5.00% Convertible Senior Notes due 2014” (the “Notes”), the form and substance of such Notes and the terms, provisions and conditions thereof to be set forth as provided in the Original Indenture and this Supplemental Indenture;

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WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note and the Form of Notice of Conversion, Form of Early Repurchase Notice and Form of Assignment and Transfer contemplated under the terms of the Notes are to be substantially in the forms hereinafter provided; and

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WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture, and all requirements necessary to make (i) this Supplemental Indenture a valid instrument in accordance with its terms, and (ii) the Notes, when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been performed, and the execution and delivery of this Supplemental Indenture have been duly authorized in all respects.

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NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises and the purchases of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the benefit of the Company and the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.01. Scope of Supplemental Indenture. The changes, modifications and supplements to the Original Indenture effected by this Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the Notes, which may be issued from time to time, and shall not apply to any other Securities that may be issued under the Original Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. The provisions of this Supplemental Indenture shall supersede any corresponding provisions in the Original Indenture.

SECTION 1.02. Definitions. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article 1 shall have the meanings assigned to them in this Article and include the plural as well as the singular;

(ii) all words, terms and phrases defined in the Original Indenture (but not otherwise defined herein) shall have the same meanings as in the Original Indenture;

(iii) all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, shall have the meanings assigned to them in the Trust Indenture Act;

(iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

•	“Additional Amounts” has the meaning specified in Section 2.04(a).

•	“Additional Dividend” has the meaning specified in Section 4.04(k).

•	“Additional Extension Fee” has the meaning specified in Section 5.02(a).

•	“Additional Extension Right” has the meaning specified in Section 5.02(a).

•	“Additional Notes” has the meaning specified in Section 2.01(d).

•	“Adjustment Period in case of Make-Whole Event” has the meaning specified in Section 4.04(l).

•	“Agent Members” has the meaning specified in Section 2.02(a).

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“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York, Paris or Luxembourg or a place of payment (which shall have been notified in writing to the Trustee) are generally closed for business.

•	“Calculation Period” means the fifteen successive Stock Exchange Trading Days commencing on the first Stock Exchange Trading Day immediately following the Decision Date

•	“Cash Delivery Portion” has the meaning specified in Section 4.03(d).

•	“Cash Value” means, with respect to each Holder exercising its Conversion Rights, the arithmetic mean of the product of, for each day in the Calculation Period:

(i) the Share Value, and

(ii) the Conversion Ratio in effect on such day.

“Change of Control” means:

(i) one or more individuals or corporate entities (other than the Mittal Family) acting alone or in concert, acquiring the control of the Company, with “control” meaning the holding (directly or indirectly via companies controlled by the relevant person(s)):

(x) the majority of the voting rights of the Shares, or

(y) more than 33 1/3% of such voting rights if no other shareholder of the Company (including for the avoidance of doubt the Mittal Family), acting alone or in concert, holds (directly or indirectly via companies controlled by such shareholder) more than 40% of the voting rights of the Shares; or

(ii) the consummation of any recapitalization, reclassification, share exchange, consolidation, merger or any other transaction or event, or series of transactions or events, pursuant to which all or substantially all of the Shares are exchanged for or converted into cash, securities or other property, 10% or more of which is not listed on a United States national securities exchange.

provided, that, notwithstanding the foregoing, a “Change of Control” shall be deemed to have occurred if (a) a Public Offer is an MTO or (b) such Public Offer was a voluntary offer, but the CSSF determines prior to the end of the tender offer period of such Public Offer that the offeror must, following the completion of such voluntary Public Offer, launch an MTO (the “MTO Determination”), unless, in each case, the Mittal Family holds more than 50% of the voting rights attached to the Shares at the time the MTO was launched (in the case of (a) above,) or determined to be required (in the case of (b) above).

•	“Change of Control Notice” has the meaning specified in Section 3.01(e).

•	“Change of Control Exercise Period” means the period of 30 Business Days following the date on which the Company provides a Change of Control Notice.

•	“close of business” means 5:00 p.m. (New York City time).

•	“Company Repurchase Notice” means a Merger Notice, a Delisting Notice, a Free Float Event Notice or a Change of Control Notice, as applicable.

•	“Conversion Agent” means the Trustee or such other office or agency designated by the Company where Notes may be presented for conversion. The Conversion Agent shall initially be the Trustee.

•	“Conversion Notice” has the meaning specified in Section 4.02(b)(i).

•	“Conversion Ratio” means, initially, 33.1675 Shares per $1,000 principal amount of Notes, subject to adjustment as set forth herein.

•	“Conversion Right” has the meaning specified in Section 4.01(a).

•	“CSSF” means the Commission de surveillance du Secteur Financier.

•	“Custodian” means the Trustee, as custodian with respect to the Notes (so long as the Notes constitute Global Notes), or any successor entity.

•	“Decision Date” has the meaning specified in Section 4.03(a).

•	“Delisting Event” means the occurrence at any time of the Shares, or any Substitute Shares, no longer being listed on a U.S. national securities exchange.

•	“Delisting Exercise Period” means the period of 30 Business Days following the earlier of (i) the date of the Delisting Notice and (ii) the date on which a Delisting Event becomes effective.

•	“Delisting Notice” has the meaning specified in Section 3.01(c).

•	“Dividend Payment Differential” has the meaning specified in Section 4.04(k).

•	“Early Repurchase Notice” has the meaning specified in Section 3.01(a).

•	“Exercise Date” has the meaning specified in Section 4.02(b).

•	“Extension Fee” has the meaning specified in Section 5.02.

•	“Free Float” means all issued and outstanding Shares less the aggregate number of such Shares held by the Mittal Family acting alone or in concert with others.

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“Free Float Event” means the occurrence at any time of the Free Float being less than 15% of the issued and outstanding Shares on each Stock Exchange Trading Day in a period of not less than twenty consecutive Stock Exchange Trading Days.

•	“Free Float Event Notice” has the meaning specified in Section 3.01(d).

•	“Free Float Exercise Period” means the period of 30 Business Days following the date on which the Company provides a Free Float Event Notice.

•	“Global Note” means any Note that is a Registered Security in global form.

•	“Holder” or other similar terms as applied to any Note, means any Person in whose name at the time a particular Note is registered in the Security Register.

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“Indenture” means the Original Indenture, as originally executed and as supplemented from time to time by one or more indentures supplemental hereto, including this Supplemental Indenture, entered into pursuant to the applicable provisions of the Indenture, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern the Original Indenture, this Supplemental Indenture and any other such supplemental indenture, respectively.

•	“Initial Extension Fee” has the meaning specified in Section 5.02(a).

•	“Initial Extension Right” has the meaning specified in Section 5.02(a).

•	“Initial Notes” has the meaning specified in Section 2.01(d).

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“interest” means, when used with reference to the Notes, any interest payable under the terms of the Notes, including Additional Amounts, if any, and the Extension Fee, if any, payable pursuant to Section 5.02.

•	“Interest Payment Date” means, with respect to the payment of interest on the Notes, each May 15 and November 15 of each year.

•	“Issue Date” means May 6, 2009.

•	“Luxembourg” means the Grand Duchy of Luxembourg.

•	“Make-Whole Event” has the meaning specified in Section 4.04(l).

•	“Make-Whole Reference Date” has the meaning specified in Section 4.04(l).

“Merger and Scission Exercise Period” means the period of 30 Business Days following the earlier of (i) the date on which notice is given by the Company that the No Adverse Effect Opinion will not be forthcoming and (ii) the date which is 35 Business Days prior to the completion date, as publicly announced, of the Merger Event, unless notice of the availability of the No Adverse Effect Opinion has been given to Holders pursuant to Section 3.01(b).

“Merger Event” means the entry by the Company into:

(i) a merger, restructuring, consolidation or amalgamation where the resulting surviving company does not assume the obligations of the Company under the Notes, or

(ii) a scission, a transfert d’universalité or a transfert du patrimoine professionnel,

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unless at least 35 Business Days prior to the completion of any such event, the Company provides to all Holders of record of the Notes a notice of the availability of an opinion from an independent investment bank of international repute selected by the Trustee to the effect that the interests of Holders will not be materially adversely affected as a result of such event (a “No Adverse Effect Opinion”).

•	“Merger Notice” has the meaning specified in Section 3.01(b).

•	“Mittal Family” means Mr. and/or Mrs. L.N. Mittal and/or their family (acting directly or indirectly through trusts and/or other entities controlled by any of the foregoing).

•	“MTO” means a mandatory takeover bid under the Luxembourg Takeover Law.

•	“Note” or “Notes” has the meaning specified in the fourth paragraph of the recitals of this Supplemental Indenture, and shall include any Additional Notes issued pursuant to Section 2.01 hereof.

•	“opening of business” means 9:00 a.m. (New York City time).

•	“Original Indenture” has the meaning specified in the first paragraph of this Supplemental Indenture.

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“Paying Agent” has the meaning set forth in the Original Indenture, which shall initially be the Trustee, and shall be the Person authorized by the Company to pay the principal amount of, interest on, or Repurchase Price of, any Notes on behalf of the Company.

•	“Physical Notes” means certificated Notes that are not in global form and are Registered Securities issued in denominations of $1,000 principal amount and multiples thereof.

•	“Place of Payment” means, for purposes of the Notes, New York, New York.

•	“Prior Dividend” has the meaning specified in Section 4.04(k).

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“Public Offer” means a public tender or exchange offer for the Shares following: (i) the approval of such offer by the CSSF in the case of a tender or exchange offer that is within the scope of the loi du 19 mai 2006 concernant les offres publiques d’acquisition (the “Luxembourg Takeover Law”), (ii) nonobjection by the CSSF in the case of a tender or exchange offer that is outside the scope of the Luxembourg Takeover Law and if such tender or exchange offer could, if successful, result in, or if such tender or exchange offer itself is the result of, a Change of Control, or (iii) the filing of a Schedule TO or any other form under U.S. securities laws publicly announcing an offer or intention to offer to purchase Shares which, if consummated, would result in a Change of Control. Notwithstanding the foregoing and for the avoidance of doubt as provided in the definition of Change of Control a Change of Control shall be deemed to have occurred if (a) a Public Offer is an MTO or (b) such Public Offer was a voluntary offer, but the CSSF makes an MTO Determination, unless, in each case, the Mittal Family holds more than 50% of the voting rights attached to the Shares at the time the MTO was launched (in the case of (a) above,) or determined to be required (in the case of (b) above).

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“Record Date” means the date by reference to which the holding of Shares is determined for purposes of assessing to which shareholders a dividend, a distribution or an allocation, whether declared or resolved on such date or previously declared or resolved, should be paid or delivered.

•	“Reference Dividend” has the meaning specified in Section 4.04(k).

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“Regular Record Date” means, with respect to the payment of interest on the Notes, the May 1 (whether or not a Business Day) immediately preceding an Interest Payment Date on May 15 and the November 1 (whether or not a Business Day) immediately preceding an Interest Payment Date on November 15.

•	“Relevant Jurisdiction” has the meaning specified in Section 2.04(a).

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“Repurchase Date” means the third Business Day following the last day of the Merger and Scission Exercise Period, Delisting Exercise Period, Free Float Exercise Period or Change of Control Exercise Period, as applicable.

•	“Repurchase Event” means a Merger Event, a Delisting Event, a Free Float Event or a Change of Control.

•	“Repurchase Price” has the meaning specified in Section 3.01(a).

•	“Share Delivery Portion” has the meaning specified in Section 4.03(a).

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“Share Value” means the U.S. dollar volume-weighted average price of one Share on the Stock Exchange as reported by Bloomberg (or any successor service) under the page “MT.UN<equity>AQR” or, if unavailable, the U.S. dollar volume-weighted average price of one Share on the Stock Exchange in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Stock Exchange, converted, if necessary, into U.S. dollars using the rate provided by the European Central Bank on such day (or, if such rate is not available, such other rate as, in the reasonable opinion of the Company, may be substituted for it) and rounding the resultant amount to the nearest Euro 0.01 (0.005 being rounded upwards), or, if the Shares are not listed on any Stock Exchange, as reasonably determined by an independent investment banking firm of international reputation selected by the Company using a volume-weighted method.

•	“Shares” means the common shares of the Company, subject to Section 4.04(h).

•	“Stated Maturity” means, with respect to any Note and the payment of the principal amount thereof, May 15, 2014.

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“Stock Exchange” means the New York Stock Exchange or, if the Shares cease to be listed on the New York Stock Exchange, the principal United States national securities exchange on which the Shares are listed, quoted or traded or, if the Shares are not listed on a United States national securities exchange, the principal other market or exchange on which the Shares are then listed, quoted or admitted for trading.

•	“Stock Exchange Trading Day” means any day on which the Stock Exchange quotes the Shares for the entire trading day.

•	“Substitute Shares” has the meaning specified in Section 4.04(h).

•	“Supplemental Indenture” has the meaning specified in the first paragraph hereof.

•	“Threshold Amount of Dividend Distributed Per Share” has the meaning specified in Section 4.04(k).

•	“Total Amount of Dividend Distributed” has the meaning specified in Section 4.04(k).

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“Underwriters” means Goldman Sachs International, CALYON, Société Général, Morgan Stanley & Co. International plc, BNP Paribas, ABN AMRO Bank N.V., London Branch, HSBC Bank plc, Citigroup Global Markets Limited and J.P. Morgan Securities Ltd.

•	“Underwriting Agreement” means the Underwriting Agreement dated April 29, 2009 among the Company and the Underwriters relating to the public offering of the Notes issued on the date hereof.

•	“Uniform Commercial Code” means the Uniform Commercial Code as in effect in the State of New York.

•	“U.S.” means the United States of America.

ARTICLE 2

THE SECURITIES

SECTION 2.01. Title and Terms; Payments.

(a) THERE IS HEREBY ESTABLISHED A SERIES OF SECURITIES DESIGNATED THE “5.00% CONVERTIBLE SENIOR NOTES DUE 2014” INITIALLY LIMITED IN AGGREGATE PRINCIPAL AMOUNT TO $800,000,000, WHICH AMOUNT SHALL BE AS SET FORTH IN A COMPANY ORDER FOR THE AUTHENTICATION AND DELIVERY OF NOTES PURSUANT TO SECTION 3.03 OF THE ORIGINAL INDENTURE.

(b) The principal amount of Notes then outstanding shall be payable at Stated Maturity. Notes shall bear interest at a rate of 5.00% per annum from the most recent Interest Payment Date to which interest has been paid or duly provided for, or if no interest has been paid from the Issue Date, payable semi-annually in arrears on each Interest Payment Date, to the Persons whose names the Notes are registered in the Security Register at the close of business on the Regular Record Date next preceding the Interest Payment Date. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. Any payment required to be made on any day that is not a Business Day shall be made on the next succeeding Business Day.

(c) The Notes shall be issued in denominations of $1,000 or integral multiples thereof.

(d) The Company may, without the consent of the Holders, hereafter issue additional notes (“Additional Notes”) under the Indenture with the same terms and with the same CUSIP numbers as the Notes issued on the date of this Supplemental Indenture (the “Initial Notes”) in an unlimited aggregate principal amount; provided that such Additional Notes must be part of the same issue as the Initial Notes for federal income tax purposes. Any such Additional Notes shall constitute a single series together with the Initial Notes for all purposes hereunder, including, without limitation, for purposes of any waivers, supplements or amendments to the Indenture requiring the approval of Holders of the Notes and any offers to purchase the Notes. The Company shall provide notice to the Holders of any issuance of Additional Notes prior to the issuance thereof.

(e) The Form of Note, the Form of Notice of Conversion, the Form of Early Repurchase Notice and the Form of Assignment and Transfer shall be substantially as set forth in Exhibits A, B, C and D, respectively, hereto, which are incorporated into and shall be deemed a part of this Supplemental Indenture, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined to be necessary or appropriate by the officers of the Company executing such Notes, as evidenced by their execution of the Notes.

(f) The Company shall pay the principal of and interest on any Global Note in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Global Note. The Company shall pay the principal of any Physical Notes at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Security Registrar in respect of the Notes and its agency in New York, New York as a place where Notes may be presented for payment or for registration of transfer. The Company may, however, change the Paying Agent or Security Registrar for the Notes without prior notice to the Holders thereof, and the Company may act as Paying Agent or Security Registrar for the Notes. Interest on any Physical Notes will be payable (i) to Holders of Physical Notes having an aggregate principal amount of Notes of $5,000,000 or less, by check mailed to the Holders of such Notes at their address in the Security Register and (ii) to Holders having an aggregate principal amount of Physical Notes in excess of $5,000,000, either by check mailed to each Holder at its address in the Security Register or, upon application by a Holder to the Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until that Holder notifies, in writing, the Security Registrar to the contrary.

SECTION 2.02. Book-Entry Provisions for Global Notes. (a) The Notes initially shall be issued in the form of one or more Global Notes without interest coupons (i) registered in the name of Cede & Co., as nominee of the Depositary and (ii) delivered to the Trustee as custodian for the Depositary.

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Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Supplemental Indenture or the Original Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Note, and Cede & Co., or such other Person designated by the Depositary as its nominee, may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

(b) Transfers of Global Notes shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. Notwithstanding anything to the contrary in Section 3.05 of the Original Indenture, interests of beneficial owners in a Global Note may be transferred or exchanged, in whole or in part, for Physical Notes, only: (i) pursuant to the fifth paragraph of Section 3.05 of the Original Indenture regarding the Depositary being unwilling, unable or ineligible to continue in its capacity as Depositary for the Notes, including as a result of ceasing to be registered as a clearing agency under the Exchange Act, and a successor Depositary is not appointed within 90 days, (ii) if an Event of Default with respect to the Notes has occurred and is continuing, in each case in accordance with the rules and procedures of the Depositary or (iii) if the Company executes and delivers to the Trustee a Company Order that such interests shall be so transferrable or exchangeable. Other than as set forth in this Section 2.02(b) the Notes shall remain in global form as Global Notes.

(c) In connection with any transfer or exchange of a portion of the beneficial interest in the Global Note to beneficial owners pursuant to Section 3.05 of the Original Indenture, the Security Registrar shall (if one or more Physical Notes are to be issued) reflect on its books and records the date and a decrease in the principal amount of the Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more Physical Notes of like tenor and amount in accordance with Section 3.05 of the Original Indenture.

(d) In connection with the transfer of the entire Global Note to beneficial owners pursuant to Section 3.05 of the Original Indenture, the Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the Global Note, an equal aggregate principal amount of Physical Notes of authorized denominations and the same tenor.

(e) The Holder of Global Notes may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Supplemental Indenture, Original Indenture or the Notes.

SECTION 2.03. CUSIP Numbers. In issuing the Notes, the Company may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders of the Notes; provided that any such notice may state that no representation is made as to the correctness of such numbers as printed on the Notes and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the “CUSIP” numbers of the Notes.

SECTION 2.04. Additional Amounts.

(a) If the Company is not exclusively a resident of Luxembourg for tax purposes, then the Company will make all payments of principal of, premium (if any), interest and any other payment or delivery on the Notes without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by any jurisdiction (other than Luxembourg) in which the Company is resident for tax purposes (or in the case of a successor entity any jurisdiction in which such successor entity is organized or resident for tax purposes (other than Luxembourg) (or, in each case, any political subdivision or taxing authority thereof or therein)) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company or any successor entity, as the case may be, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and will pay such additional amounts (“Additional Amounts”) as will result in receipt by the Holders of such amounts as would have been received by the Holders had no such withholding or deduction been required by the Relevant Jurisdiction, except that no Additional Amounts will be payable:

(i) for or on account of:

(A) any tax, duty, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between the Holder or beneficial owner of such Note, as the case may be, and the Relevant Jurisdiction including, without limitation, such Holder or beneficial owner being or having been a citizen or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein, other than merely holding such Note or the receipt of payments thereunder;

(B) the presentation of such Note (where presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, or interest on, such Note became due and payable pursuant to the terms thereof or was made or duly provided for, except to the extent that the holder thereof would have been entitled to such Additional Amounts if it had presented such Note for payment on any date within such 30-day period;

(C) the failure of the Holder or beneficial owner to comply with a timely request of the Company or any successor entity addressed to the holder or beneficial owner, as the case may be, to provide information, documentation and certification concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with any Relevant Jurisdiction, if and to the extent that due and timely compliance with such request would under applicable law, regulation or administrative practice have reduced or eliminated any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner; or

(D) the presentation of such Note (where presentation is required) for payment in the Relevant Jurisdiction, unless such Note could not have been presented for payment elsewhere;

(ii) any estate, inheritance, gift, sale, transfer, excise or personal property or similar tax, assessment or other governmental charge;

(iii) any withholding or deduction in respect of any tax, duty, assessment or other governmental charge where such withholding or deduction is imposed or levied on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directives; or

(iv) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (i), (ii) and (iii).

(b) with respect to any payment of the principal of, or premium, if any, or interest on, such Note to a holder who is a fiduciary, partnership or Person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of a Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, or a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, or beneficial owner been the holder thereof.

(c) Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any Note, such mention will be deemed to include payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d) The provisions of this Section 2.04 supersede and replace the provisions of Section 10.11 of the Original Indenture in their entirety with respect to the Notes.

SECTION 2.05. Undertaking of the Company. The Company undertakes, that so long as any Notes are outstanding, the Company shall not repay its share capital, nor alter its articles of association with respect to the distribution of profits to shareholders. However, the Company may create voting or non-voting preference shares or other preferred equity instruments, pursuant to the provisions of the law of August 10, 1915 relating to commercial companies, provided that the rights of the Holders are protected as described under Section 4.04.

SECTION 2.06. Company Purchases of Notes. The Company shall have the right to purchase all or part of the Notes at any time before Stated Maturity, without any limitation on price or number, either by repurchasing them through on-market or off-market transactions, or through public tender or exchange offers. Any Notes so repurchased by the Company may, at its discretion, either be (i) cancelled, (ii) held by the Company, (iii) re-sold on the market (to the extent permitted by U.S. securities laws) or (iv) sold to a Subsidiary or Affiliate.

SECTION 2.07. No Legal Defeasance or Covenant Defeasance. Article 4 of the Original Indenture shall not apply to the Notes.

ARTICLE 3

HOLDERS’ RIGHT TO REQUIRE AN EARLY REPURCHASE BY THE COMPANY

SECTION 3.01. Repurchase of Notes by the Company at Option of Holders. (a) If a Repurchase Event occurs at any time prior to Stated Maturity then each Holder shall have the right, at its option, to require the Company to repurchase in cash in whole or any portion of the principal amount of the Notes held by such Holder that is equal to $1,000 or an integral multiple of $1,000 at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Repurchase Date (the “Repurchase Price”).

In order to exercise the repurchase right following a Repurchase Event, a Holder shall notify the Trustee that it is exercising such repurchase right no later than the close of business on the final Business Day of the Merger and Scission Exercise Period, Delisting Exercise Period, Free Float Exercise Period or Change of Control Exercise Period, as applicable. Repurchases of Notes under this Section 3.01(a) shall be made upon:

(i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Early Repurchase Notice”) in the form set forth on the reverse of the Note, which is Exhibit C hereto, if the Notes are Physical Notes, or in compliance with the Depositary’s procedures for tendering interests in Global Notes, if the Notes are not Physical Notes, in each case prior to the close of business on the final Business Day of the Merger and Scission Exercise Period, Delisting Exercise Period, Free Float Exercise Period or Change of Control Exercise Period, as applicable; and

(ii) delivery of the Notes, in the case of Physical Notes, to the Paying Agent appointed by the Company (together with all necessary endorsements for transfer), or book-entry transfer of the Notes, in compliance with the procedures of the Depositary, such delivery or transfer being a condition to receipt by the Holder of the Repurchase Price therefor.

•	The Early Repurchase Notice in respect of any Notes to be repurchased shall state:

(i) if such Notes are Physical Notes, the certificate numbers of such Notes;

(ii) the portion of the principal amount of such Notes, which must be $1,000 or a multiple thereof; and

(iii) that such Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and this Supplemental Indenture;

provided, however, that if such Notes are in global form, the Early Repurchase Notice must also comply with appropriate procedures of the Depositary.

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Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Early Repurchase Notice contemplated by this Section 3.01 shall have the right to withdraw, in whole or in part, such Early Repurchase Notice at any time prior to the close of business on the final Business Day of the Merger and Scission Exercise Period, Delisting Exercise Period, Free Float Exercise Period or Change of Control Exercise Period, as applicable, by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.03 below.

•	The Paying Agent shall promptly notify the Company of the receipt by it of any Early Repurchase Notice or written notice of withdrawal thereof.

(b) The Company shall provide a notice (the “Merger Notice”) at least 35 Business Days prior to the anticipated completion of the relevant Merger Event of either (i) the availability of a No Adverse Effect Opinion or (ii) that such No Adverse Effect Opinion will not be forthcoming. The Company shall provide to any Holder upon request a copy of the No Adverse Effect Opinion, if possible, and in any event shall provide to each Holder a copy of the conclusions from such No Adverse Effect Opinion. Any such notice shall be sent by first class mail or, in the case of any Global Notes, in accordance with the procedures of the Depositary for providing notices.

(c) As soon as practicable after the Shares have ceased to be listed on any U.S. national securities exchange, and in any event not later than 7 Business Days after the Shares have ceased to be listed on any U.S. national securities exchange, the Company shall provide a notice (a “Delisting Notice”) including the date on which the Shares ceased to be listed on any U.S. national securities exchange.

(d) As soon as practicable and, in any event not later than 7 Business Days following (i) the Company being notified, in accordance with applicable laws and regulations and/or the Company’s articles of association, of, or (ii) the Company having made public in any document published pursuant to its periodic or ongoing obligations under Luxembourg law implementing the Directive 2004/109/EC dated December 15, 2004, a change in any holding of Shares that would give rise to the occurrence of a Free Float Event, the Company shall provide a notice (a “Free Float Event Notice”) including the date on which the Free Float Event occurred.

(e) On or prior to the 35th calendar day following the effectiveness of a Change of Control, the Company shall provide a notice (a “Change of Control Notice”) including (i) the date of the Change of Control, (ii) the Change of Control Exercise Period of the Notes and the Repurchase Date and (iii) the Repurchase Price.

(f) Each Company Repurchase Notice shall be provided to all Holders of record of the Notes, the Trustee and the Paying Agent and shall be sent by first class mail or, in the case of any Global Notes, in accordance with the procedures of the Depositary for providing notices. In addition to the information set forth above for each Company Repurchase Notice, each such Company Repurchase Notice shall include: (i) the last date on which a Holder may exercise the repurchase right pursuant to this Article 3, (ii) the Repurchase Date, (iii) the name and address of the Paying Agent and the Conversion Agent, if applicable, (iv) if applicable, the applicable Conversion Ratio and any adjustments to the Conversion Ratio, (v) if applicable, that the Notes with respect to which a Early Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Early Repurchase Notice in accordance with Section 3.03 hereof and (vi) the procedures that Holders must follow to require the Company to purchase their Notes. Simultaneously with providing any Company Repurchase Notice, the Company shall publish a notice containing the information included therein in a newspaper of general circulation in New York, New York or shall publish such information on the Company’s website or through such other public medium as the Company may use at such time.

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No failure of the Company to give any Company Repurchase Notice and no defect therein shall limit the purchase rights of the Holders or affect the validity of the proceedings for the purchase of the Notes pursuant to this Section 3.01.

(g) There shall be no purchase of any Notes pursuant to this Section 3.01 if there has occurred and is continuing an Event of Default with respect to the Notes (other than an Event of Default that is cured by the payment of the Repurchase Price of the Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the continuance of an Event of Default (other than an Event of Default that is cured by the payment of the Repurchase Price with respect to the Notes) and shall deem canceled any instructions for book-entry transfer of the Notes in compliance with the procedures of the Depositary, in which case, upon such return and cancelation, the Early Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

(h) The provisions of this Section 3.01 supersede and replace the provisions of Section 10.12 of the Original Indenture in their entirety with respect to the Notes.

SECTION 3.02. Effect of Early Repurchase Notice. Upon receipt by the Paying Agent of the Early Repurchase Notice specified in Section 3.01 hereof, the Holder of the Note in respect of which such Early Repurchase Notice was given shall (unless such Early Repurchase Notice is withdrawn in accordance with Section 3.03 hereof) thereafter be entitled to receive solely the Repurchase Price in cash with respect to such Note. Such Repurchase Price shall be paid to such Holder, subject to receipt of funds by the Paying Agent, on the later of (x) the Repurchase Date with respect to such Note (provided the conditions in Section 3.01 hereof have been satisfied) and (y) the time of delivery or book-entry transfer of such Note to the Paying Agent by the Holder thereof in the manner required by Section 3.01 hereof.

SECTION 3.03. Withdrawal of Early Repurchase Notice. Early Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the final Business Day of the Merger and Scission Exercise Period, Delisting Exercise Period, Free Float Exercise Period or Change of Control Exercise Period, as applicable, specifying:

(i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted;

(ii) if Physical Notes have been issued, the certificate numbers of the withdrawn Notes; and

(iii) the principal amount, if any, of such Notes that remains subject to the original Early Repurchase Notice, which portion must be in principal amounts of $1,000 or a multiple of $1,000;

provided, however, that if Physical Notes have not been issued, the notice must comply with appropriate procedures of the Depositary.

•

The Paying Agent will promptly return to the respective Holders thereof any Physical Notes with respect to which a Early Repurchase Notice has been withdrawn in compliance with the provisions of this Section 3.03.

SECTION 3.04. Deposit of Repurchase Price. Prior to 11:00 a.m. (local time in The City of New York) on the Repurchase Date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary or an Affiliate of either of them is acting as the Paying Agent, shall segregate and hold in trust as provided herein) an amount of money (in immediately available funds if deposited on such Business Day) sufficient to pay the Repurchase Price of all the Notes or portions thereof that are to be purchased as of the Repurchase Date. If the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes for which a Early Repurchase Notice has been tendered and not withdrawn in accordance with this Supplemental Indenture on the Repurchase Date, then as of such Repurchase Date, (a) such Notes will cease to be outstanding and interest will cease to accrue thereon (whether or not book-entry transfer of such Notes is made or such Notes have been delivered to the Paying Agent) and (b) all other rights of the Holders in respect thereof will terminate (other than the right to receive the Repurchase Price and previously accrued and unpaid interest upon delivery or book-entry transfer of such Notes).

SECTION 3.05. Notes Purchased in Whole or in Part. Any Note that is to be purchased, whether in whole or in part, shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires in the case of Physical Notes, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note, without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Note so surrendered that is not purchased.

SECTION 3.06. Covenant to Comply With Applicable Laws Upon Purchase of Notes. In connection with any offer to purchase Notes under Section 3.01 hereof, the Company shall, in each case if required, (i) comply with Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable, (ii) file a Schedule TO or any other required schedule under the Exchange Act and (iii) otherwise comply with all federal and state securities laws so as to permit the rights and obligations under Section 3.01 to be exercised in the time and in the manner specified in Section 3.01.

SECTION 3.07. Repayment to the Company. To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 3.04 exceeds the aggregate Repurchase Price of the Notes or portions thereof that the Company is obligated to purchase as of the Repurchase Date, then, following the Repurchase Date, the Paying Agent shall promptly return any such excess to the Company.

ARTICLE 4

CONVERSION

SECTION 4.01. Right to Convert . (a) Subject to and upon compliance with the provisions of this Supplemental Indenture, each Holder shall have the right (the “Conversion Right”), at such Holder’s option, to convert the principal amount of any such Notes, or any portion of such principal amount equal to $1,000 or a multiple of $1,000 thereof, into Shares, the Cash Value or a combination thereof, subject to Section 4.03(f), at the Conversion Ratio at any time prior to the close of business on the seventh Business Day immediately preceding Stated Maturity. Notes may not be converted after the close of business on the seventh Business Day immediately preceding Stated Maturity.

(b) The initial Conversion Ratio shall be 33.1675 Shares per $1,000 principal amount of Notes. The Conversion Ratio shall be subject to adjustment in accordance with Section 4.04.

SECTION 4.02. Conversion Procedures. (a) Each Note shall be convertible at the office of the Conversion Agent and, if applicable, in accordance with the procedures of the Depositary.

(b) In order to exercise the Conversion Right with respect to any interest in a Global Note, the Holder must complete the appropriate instruction form for conversion pursuant to the Depositary’s book-entry conversion program, furnish appropriate endorsements and transfer documents if required by the Company or the Conversion Agent, and pay the funds, if any, required by Section 4.03(h) and any taxes or duties if required pursuant to Section 4.05, and the Conversion Agent must be informed of the conversion in accordance with the customary practice of the Depositary. In order to exercise the Conversion Right with respect to any Physical Notes, the Holder of any such Notes to be converted, in whole or in part, shall:

(i) complete and manually sign the conversion notice provided on the back of the Note (the “Conversion Notice”) or a facsimile of the Conversion Notice;

(ii) deliver the Conversion Notice, which is irrevocable, and the Note to the Conversion Agent;

(iii) if required, furnish appropriate endorsements and transfer documents,

(iv) if required, pay all transfer or similar taxes as set forth in Section 4.05; and

(v) if required, make any payment required under Section 4.03(h).

The date on which the Holder satisfies all of the applicable requirements set forth above is the “Exercise Date.” The Conversion Agent will, as promptly as possible, and in any event within two (2) Business Days of the receipt thereof, provide the Company with notice of any conversion by a Holder of the Notes.

(c) Each Conversion Notice shall state the name or names (with address or addresses) in which any certificate or certificates for Shares which shall be issuable or deliverable, as applicable, on such conversion shall be issued or delivered, as applicable. All such Notes surrendered for conversion shall, unless such Shares are to be issued or delivered in the same name as the registration of such Notes, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or his duly authorized attorney.

(d) In case any Notes of a denomination greater than $1,000 shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Notes so surrendered, without charge, new Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Notes.

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Each conversion shall be deemed to have been effected as to any such Notes (or portion thereof) surrendered for conversion on the relevant Exercise Date; provided, however, that the person in whose name the certificate or certificates for the number of Shares, if any, that shall be issuable or deliverable upon such conversion in respect of any conversion as to which a Calculation Period applies shall be come the Holder of record of such Shares as of the close of business on the last day of such Calculation Period.

(e) Upon the conversion of an interest in Global Notes, the Trustee (or other Conversion Agent appointed by the Company) shall make a notation on such Global Notes as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Notes effected through any Conversion Agent other than the Trustee.

SECTION 4.03. Payments Upon Conversion. (a) Upon conversion of any Note, no later than the close of business on the second Business Day immediately following each Exercise Date (the “Decision Date”), the Company shall inform Holders through the Trustee, whether it intends to deliver Shares and the number of Shares, if any, it elects to deliver (the “Share Delivery Portion”), the Cash Value or a combination thereof. In respect of all Notes having the same Exercise Date, the Company shall be entitled, at its option, to choose between (i) the conversion of the Notes into Shares, (ii) the delivery of the Cash Value of the Shares or (iii) the delivery of a combination of Shares and cash. The Company shall elect the same method and shall deliver cash and/or Shares in the same proportion (subject to any rounding adjustments) to satisfy its obligations upon conversion for all Notes with the same Exercise Date.

(b) If the Company elects to deliver solely cash in satisfaction of its obligations upon the conversion of Notes, it shall deliver the Cash Value in respect of each Note converted on the third Business Day immediately following the final day of the Calculation Period.

(c) If the Company elects to deliver solely Shares in satisfaction of its obligations upon the conversion of Notes, the Company shall deliver, on or before the seventh Business Day immediately following the Exercise Date, a number of Shares for each Note so converted equal to the Conversion Ratio in effect on the Exercise Date, subject to Section 4.03(f) with respect to fractional shares.

(d) If the Company elects to deliver a combination of Shares and cash in satisfaction of its obligations upon the conversion of Notes the number of Shares to be delivered shall be the Share Delivery Portion and the amount of cash to be delivered (the “Cash Delivery Portion”) for each Note converted shall be equal to the difference between (i) the Cash Value in respect of the Note and (ii) the arithmetic mean of the product of (a) the Share Value on each Stock Exchange Trading Day during the Calculation Period and (b) the Share Delivery Portion (as may be adjusted in accordance with Section 4.04). If the Company so elects to deliver a combination of Shares and cash, it shall deliver the Cash Delivery Portion on or before the third Business Day immediately following the last day of the Calculation Period and shall deliver the Share Delivery Portion on or before the close of business on the seventh Business Day immediately following the Exercise Date.

(e) The Company shall determine the number of Shares and/or amount of cash to be delivered in respect of an exercise of the Conversion Right by reference to the aggregate number of Notes in respect of which such right has been exercised by each Holder.

(f) If the Share Delivery Portion for any Exercise Date results in a number of Shares to be delivered per Note that is not a whole number, the Company shall deliver for each Note the nearest whole number of Shares per Note, and shall pay in cash not later than the close of business on the seventh Business Day following the Exercise Date an amount per Note equal to the value of any additional fractional Share not so delivered, calculated on the basis of the closing Share price quoted on the Stock Exchange on the Exercise Date.

(g) Subject to Section 4.03(h) below, upon conversion, Holders shall not receive any separate cash payment for accrued and unpaid interest unless the Exercise Date occurs between a Regular Record Date and the Interest Payment Date to which it relates.

(h) Upon the conversion of any Notes, the Holder will not be entitled to receive any separate cash payment for accrued and unpaid interest except to the extent specified in this Section 4.03(h). The Company’s delivery to the Holder of Shares, the Cash Value or a combination of Shares and cash, shall be deemed to satisfy in full the Company’s obligation to pay the principal amount of the Notes so converted and accrued and unpaid interest to, but not including, the Exercise Date. As a result, accrued and unpaid interest to, but not including, the Exercise Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date for the payment of interest, Holders of such Notes at the close of business on such Regular Record Date will receive the interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Notes so converted; provided that no such payment need be made (i) for conversions following the Regular Record Date immediately preceding Stated Maturity, (ii) if the Company has specified a Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, or (iii) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note; provided further that if the Exercise Date for any Note occurs at any time during the fourteen Business Day period ending on Stated Maturity, the Holder of such Note shall be deemed to be the holder of record of such Note on the Regular Record Date immediately preceding Stated Maturity and shall receive on the corresponding Interest Payment Date, notwithstanding the prior conversion of such Note, all accrued and unpaid interest since the previous Interest Payment Date to Stated Maturity.

(i) Except as set forth below in Section 4.04(m), if (i) a transaction or event occurs requiring an adjustment to the Conversion Ratio pursuant to Section 4.04 and (ii) the exercise of the Conversion Right by a Holder would lead to the delivery of Shares and/or cash after the date on which the transaction is completed or the relevant Regular Record Date, then: (a) if the adjustment pursuant to Section 4.04 is reasonably anticipated to result in the relevant Holder being entitled to a greater number of Shares, such Holder shall receive (1) such number of Shares on or before the seventh Business Day immediately following the Exercise Date, and such amount of cash, if any, together with any payment in lieu of fractions pursuant to Section 4.03(f) on or before the third Business Day following the Exercise Date, as such Holder was entitled to prior to any such adjustment to the Conversion Ratio and (2) following the calculation of the relevant adjusted Conversion Ratio, such additional number of Shares (and/or the Cash Value thereof, as applicable), as is necessary following such adjustment (together with any payment in lieu of fractions pursuant to Section 4.03(f)); or

(b) if the adjustment is reasonably anticipated to result in the relevant Holder being entitled to a lesser number of Shares, then delivery of Shares (and/or the Cash Value thereof, as applicable) together with any payment in lieu of fractions pursuant to Section 4.03(f), shall be postponed as necessary to calculate the relevant adjusted Conversion Ratio and until the completion of such transaction.

SECTION 4.04. Adjustment of Conversion Ratio.

(a) Any adjustment in accordance with this Section 4.04 shall be calculated in such a manner so that the value of the Shares which would have been delivered in the event of an exercise of the Conversion Right before the occurrence of the transactions that result in an adjustment, is equivalent to the value of the Shares which would be delivered in the event of an exercise of the Conversion Right after the occurrence of such transaction. In the event of an adjustment carried out in accordance with this Section 4.04, the new Conversion Ratio shall be calculated to three decimal places and rounded to the nearest one-thousandth (0.0005 being rounded upwards). Any subsequent adjustments shall be carried out on the basis of such newly calculated and rounded Conversion Ratio.

(b) In the event of a reduction of capital by reason of losses, the rights of the Holders to receive Shares will be reduced accordingly, as if such Holders had been shareholders of the Company as of the date of the issue of the Notes, whether the reduction of capital is achieved through a reduction in the accounting par value of the Shares or in the number of Shares. In the latter case, the new Conversion Ratio for the allocation of Shares will be determined by multiplying the Conversion Ratio in effect prior to the reduction in capital by the following formula:

Number of Shares existing after the transaction
Number of Shares existing before the transaction

(c) In the event of a financial transaction conferring a preferential subscription right on its shareholders, the new Conversion Ratio shall be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Share price ex-subscription right plus the price of the subscription right
Share price ex-subscription right

For the purposes of calculating this formula, the Share price ex-subscription right and of the subscription right shall be determined on the basis of the volume-weighted average price on the Stock Exchange of the Shares falling in the subscription period during which the Share ex-subscription right and the subscription right are traded.

(d) In the event of a financial transaction by way of a free allocation of listed warrants to shareholders with the possibility of a related placement of securities upon exercise of warrants not exercised by their holders at the end of their subscription period, the new Conversion Ratio shall be equal to the product of the Conversion Ratio in effect prior to the transaction in question multiplied by the following ratio:

Share price ex-right plus the value of the warrant
Share price ex-right

For the purposes of calculating this formula,

(i) the Share price ex-right shall be calculated on the basis of the volume-weighted average of (x) the prices of the Shares on the Stock Exchange falling in the subscription period during which the Shares are traded and (y) (1) the sale price of the securities sold in the placement, by applying to such sale price the volume of Shares sold in such placement, if such securities are fungible with existing Shares, or (2) the prices of the Shares on the Stock Exchange on the day the sale price for the securities sold in the placement is fixed, if such securities are not fungible with existing Shares; and

(ii) the value of the warrant shall be calculated on the basis of the volume-weighted average of (x) the prices of the warrant on the Stock Exchange (or, in the absence of a listing on the Stock Exchange, on any other regulated market) falling in the subscription period during which the warrants are traded, and, (y) for the placement, of the implicit value (“valeur implicite”) of the warrants corresponding to the difference, if it is positive, adjusted by the exercise ratio, between the sale price of the securities sold in the placement and the subscription price of the securities, by applying to the value so calculated, the volume corresponding to the warrants exercised to deliver the securities sold in the placement;

(e) In the event of an increase in Share capital by capitalization of reserves, profits or Share premia and by distribution of bonus Shares, or in the event of a share split or reverse share split, the new Conversion Ratio shall be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Number of Shares existing after the transaction
Number of Shares existing before the transaction

Only if the Company assigns a nominal value to the Shares, in the event of an increase in Share capital without Shares being issued by means of a capitalization of reserves, profits or Share premia, effected by increasing the nominal value of the Shares, the Conversion Ratio will not be adjusted, but the nominal value of the Shares which may be deliverable upon conversion will be increased accordingly.

(f) In case of a distribution of reserves, in cash or in kind, or of premiums, the new Conversion Ratio shall equal the product of the Conversion Ratio applicable immediately prior to the beginning of such transaction and the following ratio:

Value of the Shares prior to the date on which the Share is traded ex-distribution
(Value of the Shares prior to the date on which the Share is traded ex-distribution minus the amount of distribution per Share or value of the securities or assets distributed per Share)

For the calculation of this ratio:

(i) the value of the Share prior to the date on which the Share is traded ex-distribution shall be calculated on the basis of the volume-weighted average price of the Shares on the first three Stock Exchange Trading Days immediately preceding the date on which the Share is traded ex-distribution;

(ii) in case of a distribution in kind:

(A) in the case of distribution of financial instruments, the value of such financial instruments shall be calculated as described above if such financial instruments are already traded on a regulated market in the European Union (or its equivalent in a non- European Union jurisdiction);

(B) if such financial instruments are not traded on a regulated market in the European Union (or its equivalent in a non- European Union jurisdiction) prior to the date on which the Share is traded ex-distribution, the value of these financial instruments shall be calculated, if such financial instruments are admitted to trading on a regulated market in the European Union (or its equivalent in a non- European Union jurisdiction) during the period of 20 trading days commencing on the date on which the Share is traded ex-distribution; on the basis of the volume-weighted average price on such stock exchange during the first three trading days that follow the date on which the Share is traded ex-distribution and during which such financial instruments are traded; and

(C) in all other cases (non-traded financial instruments or other assets), by an independent investment banking firm of international repute selected by the Company.

(g) In the event of an allotment of bonus financial instruments of the Company other than Shares and subject to Section 4.04(d), the new Conversion Ratio shall be determined:

(i) if the right to receive financial instruments is admitted to trading on the Stock Exchange, by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Share price ex-right plus the price of the right to receive financial instruments
Share price ex-right

For the purposes of calculating this formula, the Share price ex-right and the price of right to receive financial instruments shall be determined on the basis of the volume-weighted average price on the Stock Exchange of the Share ex-right and of the right to receive financial instruments on the first three Stock Exchange Trading Days on which the Share ex-right and the right to receive financial instruments are traded. If this calculation is made on the basis of the volume-weighted average prices for less than two Stock Exchange Trading Days, it shall be confirmed or evaluated by an independent investment banking firm of international repute selected by the Company.

(ii) if the right to receive financial instruments is not admitted to trading on the Stock Exchange, by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Share price ex-right + value of the financial instruments allocated to each Share
Share price ex-right

For the purposes of calculating this formula, the Share price ex-right shall be determined as in (i) above and the value of the financial instruments allocated to each Share, if such instruments are traded on a regulated market in the European Union (or its equivalent in a non- European Union jurisdiction), shall be determined on the basis of the volume-weighted average price during the first three Stock Exchange Trading Days following the date of allocation of such financial instruments during which the Share ex-right and the financial instrument(s) are traded. If the financial instruments allocated are not traded on a regulated market in the European Union (or its equivalent in a non-European Union jurisdiction), their value shall be evaluated by an independent investment banking firm of international repute selected by the Company.

(h) In the event of absorption of the Company by another company or merger of the Company with another company or companies to create a new company, or a division (scission), or spin-off of the Company, the Notes may be converted into shares (“Substitute Shares”) of the absorbing or new company or the companies resulting from any division (scission), transfert d’universalité, transfert du patrimoine professionnel or other spin-off, as the case may be, to the extent that it or they assume the obligations of the Company under the Notes, in the same manner as before such event according to the Conversion Ratio adjusted as set forth below.

The Conversion Ratio for Substitute Shares shall be determined by multiplying the Conversion Ratio in effect before such event by the exchange ratio of Shares for Substitute Shares (expressed as a fraction, the numerator of which is the number of Substitute Shares and the denominator of which is the number of Shares). In case no exchange ratio of Shares for Substitute Shares can be determined, the adjustment, if any, shall be calculated by an independent investment banking firm of international repute selected by the Company.

(i) In the event that the Company makes an offer to all shareholders to buy back its own Shares at a price that is higher than the Share Price the new Conversion Ratio shall be determined by multiplying the Conversion Ratio in effect by the following formula:

Share Price x (1 – Pc per cent)
Share Price - Pc per cent x Buy-back price

For the purposes of calculating this formula:

(i) “Share Price” means the average of at least ten consecutive volume-weighted average prices of the Shares on the Stock Exchange chosen from the twenty consecutive volume-weighted average prices of the Shares preceding the buyback (or the buy-back offer).

(ii) “Pc per cent” means the percentage of the Share capital that has been bought back.

(iii) “Buy-back price” means the effective price of buying back Shares (which is by definition higher than the Share Price).

(j) In case of modification of allocation of the profits of the Company through issuance of voting or non-voting preference shares or other preferred equity instruments, the new Conversion Ratio shall be determined by an independent investment banking firm of international repute selected by the Company, taking into account, among other things, the value of the Share prior to the change in the Company’s profit allocation, the modifications made to the allocation of the profits of the Company, the terms and conditions of the non-voting preference shares or other preferred equity instruments and the terms of the offering of such shares or instruments, it being specified that if such shares or instruments are offered through preferential subscription rights or by way of a free allocation of warrants, the Conversion Ratio shall be adjusted only pursuant to Sections 4.04(c) and (g) above.

(k) In the event of a Dividend Payment Differential, the new Conversion Ratio shall be determined as described below.

As used in this Section 4.04(k), “Dividend Payment Differential” means that the Total Amount of Dividend Distributed per Share during a particular financial year of the Company is greater than the Threshold Amount of Dividend Distributed per Share applicable to such financial year as set out below.

The Dividend Payment Differential shall therefore equal the (positive) difference between the Total Amount of Dividend Distributed per Share during a particular financial year of the Company and the Threshold Amount of Dividend Distributed per Share applicable to such financial year.

The “Reference Dividend” means the dividends or distributions the Record Date of which falls during a particular financial year, which causes the Threshold Amount of Dividend Distributed per Share applicable to such financial year to be exceeded.

The “Prior Dividend” means the dividends or distributions, if any, the Record Date of which falls prior to the Record Date of the Reference Dividend but during the same financial year as the financial year in which the Reference Dividend’s Record Date has fallen.

The “Additional Dividend” means all dividends or distributions the Record Date of which falls after the Record Date of the Reference Dividend but during the same financial year as the financial year in which the Reference Dividend’s Record Date has fallen.

The “Total Amount of Dividend Distributed” means the total of the Reference Dividend and the Prior Dividend (if any) the Record Dates of which fall during a single financial year.

The Reference Dividend, the Prior Dividend and the Additional Dividend are equal to the total sum of the dividends or distributions paid out in cash or in kind to the shareholders the Record Dates of which fall during a single financial year (excluding any withholding tax applied). No dividends or distributions (or partial dividends or distributions) which result in an adjustment to the Conversion Ratio pursuant to Sections 4.04(c) through (j) above will be taken into account for the purposes of this Section 4.04(k).

The “Threshold Amount of Dividend Distributed per Share” for each financial year of the Company until the scheduled Maturity Date of the Notes is as follows:

Dividends the Record Dates of which fall during the financial year ending on:	Threshold of Amount of Dividend Distributed per Share*
December 31, 2009	$0.75
December 31, 2010	$0.75
December 31, 2011	$0.75
December 31, 2012	$0.75
December 31, 2013	$0.75
December 31, 2014	$0.75	**

*	The Threshold Amount of Dividend Distributed per Share above will be adjusted inversely to the Conversion Ratio in the event of an allotment of bonus shares to shareholders, a stock split or reverse split of the Shares, and will be multiplied by the following formula:

Number of Shares constituting the share capital prior to the transaction
Number of Shares constituting the share capital after the transaction

**	For the avoidance of doubt, there will be no retroactive adjustment in respect of any dividends or distributions the Record Dates of which fall after the Maturity Date.

In the event of a Dividend Payment Differential during a financial year, the new Conversion Ratio will be determined according to the following formula:

NCR =	CR x	SP-TADD
SP-ADD

where:

(i) NCR means the new Conversion Ratio;

(ii) CR means the Conversion Ratio previously in effect;

(iii) ADD means the Total Amount of Dividend Distributed per Share during the relevant financial year;

(iv) TADD means the Threshold Amount of Dividend Distributed per Share of the relevant financial year; and

(v) SP means the volume-weighted average price of the Shares on the Stock Exchange during the three trading days preceding the day on which the Share is traded ex-Reference Dividend.

Any Additional Dividend (if necessary, reduced by any fractional dividend or distribution resulting in a calculation of a new Conversion Ratio pursuant to adjustment to the Conversion Ratio pursuant to Sections 4.04(c) through (j)) will result in an adjustment according to the following formula:

NCR =	CR x	SP
SP-AD

where:

(i) NCR means the new Conversion Ratio;

(ii) CR means the Conversion Ratio previously in effect;

(iii) AD means any Additional Dividends per Share during the relevant financial year; and

(iv) SP means the volume-weighted average price of the Shares on the Stock Exchange during the three trading days preceding the day on which the Share is traded ex-Reference Dividend.

(l) Upon the occurrence of a Make-Whole Event, the Conversion Ratio will be adjusted for conversions during the periods described below as follows:

NCR =	CR x	[1+ ( PR% x (D/M))]

where:

(A) NCR means the new Conversion Ratio;

(B) CR means the Conversion Ratio in effect immediately prior to the Make-Whole Reference Date;

(C) Pr% means the issuance premium of each Note over the reference price of the Share used to determine the terms of the Notes (expressed as a percentage);

(D) D means the number of calendar days between the Make-Whole Reference Date and Stated Maturity (excluded); and

(E) M means 1,835 days, corresponding to the number of days between the Issue Date of the Notes (included) and Stated Maturity (excluded).

The adjustment of the Conversion Ratio provided for above will only be applicable for Notes converted on Exercise Dates between (and including):

(i) in the case of a Public Offer, the first day on which the Shares may be tendered in the Public Offer, or, in the case of any other Make-Whole Event, the first date of its public announcement (the “Make-Whole Reference Date”); and

(ii) (A) if the Public Offer results in the offeror acquiring control within the meaning of the Luxembourg Takeover Law, the last day of the re-opened acceptance period under article 7(3) of the Luxembourg Takeover Law;

(B) if the Public Offer consists in a consolidation of existing control by the offeror or if the Public Offer does not result in the offeror acquiring control within the meaning of the Luxembourg Takeover Law, the date on which the final Public Offer results are published;

(C) if the offeror withdraws its Public Offer, the date on which notice of such withdrawal is published; or

(D) in the case of a Make-Whole Event other than a Public Offer, the date that is 20 Business Days after the occurrence of such Make-Whole Event.

This period will be referred to as the “Adjustment Period in case of Make-Whole Event”.

For the purpose of the foregoing, a “Make-Whole Event” means (i) the occurrence of a Public Offer or (ii) the occurrence a Change of Control or a Free-Float Event, (iii) the public announcement by the Company of any agreement or understanding which would, if consummated, result in a Change of Control or Free-Float Event or (iv) the public announcement by any member or affiliate of the Mittal Family of any tender or exchange offer which would, if consummated, result in a Change of Control or Free-Float Event.

In case of a voluntary Public Offer in which the CSSF makes an MTO Determination but the Mittal Family does not hold more than 50% of the voting rights attached to the Shares at the time the MTO was launched, the Conversion Ratio will be adjusted as set forth in this Section 4.04(l) as from the publication date of the MTO Determination until the end of the tender period of such voluntary Public Offer as determined in paragraph (ii) of this Section 4.04(l). In addition, for the avoidance of doubt, following the end of the tender period of such voluntary Public Offer, the Conversion Ratio will be adjusted as set out in this Section 4.04(l) in respect of the MTO subsequently launched as a result of the MTO Determination.

(m) Notwithstanding Section 4.03(i) above, in the event the Conversion Right with respect to any Note is exercised during the Adjustment Period in case of a Make-Whole Event, the relevant Shares, if any, shall be delivered by the Company within three Business Days from receipt by the Trustee of a Conversion Notice with respect to such Note.

(n) The Company from time to time may increase the Conversion Ratio by any amount for any period of time of at least 20 Business Days, so long as the increase is irrevocable during the period and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Ratio is increased pursuant to this Section 4.04(n), the Company shall mail to Holders of record of the Notes a notice of the increase at least one day prior to the date the increased Conversion Ratio takes effect, and such notice shall state the increased Conversion Ratio and the period during which it will be in effect.

(o) The Company may (but shall not be required to) increase the Conversion Ratio, in addition to any adjustments pursuant to this Section 4.04, if the Board of Directors considers such increase to be advisable to avoid or diminish any income tax to holders of Shares or rights to purchase Shares in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

(p) All calculations under this Article 4 shall be made by the Company and shall be made to three decimal places and rounded to the nearest one thousandth. No adjustment shall be required to be made for the Company’s issuance of Shares or any securities convertible into or exchangeable for Shares or rights to purchase Shares or such convertible or exchangeable securities, other than as provided in this Section 4.04.

(q) Whenever the Conversion Ratio is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent an Officers’ Certificate setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Ratio and may assume without inquiry that the last Conversion Ratio of which it has knowledge is still in effect. Promptly after delivery of such certificate, and in no event later than 5 Business Days following such delivery, the Company shall prepare a notice of such adjustment of the Conversion Ratio setting forth the adjusted Conversion Ratio and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Ratio to each Holder of the Notes. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(r) In the event the Company grants preferential subscription rights as described in Section 4.04(b), the Company shall prepare and deliver a notice to the Trustee and to each Holder of the Notes of such grant prior to the commencement of the grant. Failure to deliver such notice shall not affect any adjustment made under Section 4.04 and shall not affect the legality or validity of any such adjustment.

(s) For purposes of this Section 4.04, the number of Shares at any time outstanding shall not include Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Shares held in the treasury of the Company, but shall include Shares issuable in respect of scrip certificates issued in lieu of fractions of Shares.

(t) Notwithstanding the foregoing, if the application of the foregoing formulas set forth in this Section 4.04 would result in a decrease in the Conversion Ratio, no adjustment to the Conversion Ratio shall be made (other than as a result of a share combination).

(u) Notwithstanding anything to the contrary in this Article 4, no adjustment to the Conversion Ratio shall be made:

(i) upon the issuance of any Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Shares under any plan;

(ii) upon the issuance of any Shares or options or rights to purchase those Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries;

(iii) upon the issuance of any Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) above and outstanding as of the date the Notes were first issued;

(iv) for accrued and unpaid interest on the Notes.

(v) In the event that the Company carries out any transaction in respect of which an adjustment to the Conversion Ratio would not be made as specified in Section 4.04(c) through Section 4.04(l) and if any future law or regulation should provide for an adjustment, the Company shall make such adjustment in accordance with the applicable laws and regulations and with the practices used in the markets on which the Notes are traded. The Board of Directors shall report on the methods of the calculation and the results of any such adjustment in the succeeding annual report of the Company.

(w) Any new Shares issued following the conversion of the Notes and any issued and outstanding Shares delivered upon conversion of the Notes shall be subject to all provisions of the articles of association of the Company, shall be fully fungible with the other existing Shares and shall carry all rights attached to such Shares as from their delivery date; provided that in the event a Record Date should occur before the date of delivery of the Shares, Holders shall not have the right to receive or to be indemnified for the dividend or any distribution or allocation with respect to the Shares related to such Record Date (without prejudice to the right to adjustment of the Conversion Ratio as set out in this Section 4.04).

SECTION 4.05. Taxes on Shares Issued. The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue or delivery of Shares on conversion of Notes pursuant hereto; provided, however, that if such documentary, stamp or similar issue or transfer tax is due because the Holder of such Notes has requested that Shares be issued in a name other than that of the Holder of the Notes converted, then such taxes will be paid by the Holder, and the Company shall not be required to issue or deliver any stock certificate evidencing such Shares unless and until the Holder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

SECTION 4.06. Reservation of Shares; Shares to be Fully Paid; Compliance With Governmental Requirements; Listing of Shares. The Company shall reserve, out of its authorized but unissued shares or shares held in treasury, sufficient number of Shares to satisfy conversion of the Notes from time to time as such Notes are presented for conversion (assuming that, at the time of the computation of such number of shares or securities, all such Notes would be converted by a single Holder).

The Company covenants that all Shares that may be issued upon conversion of Notes shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any tax, lien or charge (other than those created by the Holder).

The Company shall list or cause to have quoted any Shares to be issued upon conversion of Notes on each national securities exchange or over-the-counter or other domestic market on which the Shares are then listed or quoted.

SECTION 4.07. Responsibility of Trustee. The Trustee and any Conversion Agent, or any of their respective agents, shall not at any time be under any duty or responsibility to any Holder to determine or calculate the Conversion Ratio, to determine whether any facts exist which may require any adjustment of the Conversion Ratio, or to confirm the accuracy of any such adjustment when made or the appropriateness of the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent, or any of their respective agents, shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any other securities or property that may at any time be issued or delivered upon the conversion of any Notes; and the Trustee and the Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Shares or stock certificates or other securities or property or cash upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in the Indenture. The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation its right to be compensated, reimbursed, and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including its capacity as Conversion Agent. This provision shall survive the termination of the Indenture.

SECTION 4.08. Notice to Holders Prior to Certain Actions. In case:

(a) the Company shall declare a dividend (or any other distribution) on its Shares that would require an adjustment in the Conversion Ratio pursuant to Section 4.04; or

(b) the Company shall authorize the granting to the holders of all or substantially all of its Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants that would require an adjustment in the Conversion Ratio pursuant to Section 4.04 hereof; or

(c) of any reclassification or reorganization of the capital stock of the Company (other than a subdivision or combination of its outstanding capital stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale, lease or transfer of all or substantially all of the assets of the Company and its consolidated Subsidiaries; or

(d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Supplemental Indenture), the Company shall cause to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder at such Holder’s address appearing on a list of Holders, which the Company shall provide to the Trustee, as promptly as practicable but in any event at least 10 days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend (or any other distribution) or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distribution or rights or warrants are to be determined, or (y) the date on which such reclassification, reorganization, consolidation, merger, sale, lease, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend (or any other distribution), reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

SECTION 4.09. Stockholder Rights Plan. Each Share issued upon conversion of Notes pursuant to this Article 4 shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any stockholder rights plan adopted by the Company, as the same may be amended from time to time. Notwithstanding the foregoing, if prior to any conversion such rights have separated from the Shares in accordance with the provisions of the applicable stockholder rights agreement, the Conversion Ratio shall be adjusted at the time of separation as if the Company had distributed to all holders of the Shares rights as described in Section 4.04(g) above.

SECTION 4.10. Notice of Source of Shares. The Company shall notify the Holders of record of the Notes, the Trustee and the Paying Agent by providing a written notice sent by first class mail or, in the case of any Global Notes, in accordance with the procedures of the Depositary for providing notices of the outcome of the vote of the general meeting of shareholders of the Company on May 12, 2009 on the resolution to enable the issuance of new Shares to satisfy the Company’s obligation with such new Shares upon conversion of the Notes. The Company shall also publish a notice containing the information included therein no later than three Business Days following the date of such general meeting in a newspaper of general circulation in New York, New York or shall publish such information on the Company’s website or through such other public medium as the Company may use at such time.

ARTICLE 5

REMEDIES

SECTION 5.01. Events of Default. In addition to the Events of Default specified in Section 5.01 of the Original Indenture, each of the following events shall be an “Event of Default” wherever used herein with respect to the Notes:

(a) failure by the Company to comply with its obligation to convert the Notes in accordance with the Indenture upon exercise of a Holder’s Conversion Right in accordance with Article 4 hereof; or

(b) failure by the Company to provide a Company Repurchase Notice pursuant to Section 3.01 or a notice of a specified corporate transaction as required by Section 4.08 when due.

SECTION 5.02. Extension Fee. (a) Notwithstanding Section 5.01 of the Original Indenture, if the Company so elects, the sole remedy of Holders for an Event of Default relating to any obligation to file reports, any documents or as described under Section 7.04 of the Original Indenture or any obligations the Company is deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act shall, for the first 180 days after the occurrence of such an Event of Default, consist exclusively of the right to receive an extension fee on the Notes equal to 0.25% of the principal amount of the Notes (the “Initial Extension Fee”) (such election, the “Initial

Extension Right”). If the Company exercises the Initial Extension Right, the Initial Extension Fee will be payable to all Holders of record on the record date specified by the Company in its notice that it is electing to use the Initial Extension Right (which will fall between the date of that notice and the date of the related Event of Default). On the 181st day after such Event of Default (if such violation is not cured or waived prior to such 181st day), the Notes will be subject to acceleration as provided in Section 5.02 of the Original Indenture; provided, however, that if the Company so elects, the sole remedy of Holders shall for the succeeding 180 days consist exclusively of the right to receive an additional extension fee on the Notes equal to 0.50% of the principal amount of the Notes (the “Additional Extension Fee” and each of the Additional Extension Fee and the Initial Extension Fee, an “Extension Fee” ) (such election, the “Additional Extension Right”). On the 361st day after such Event of Default (if such violation is not cured or waived prior to such 361st day), the Notes will be subject to acceleration as provided in Section 5.02 of the Original Indenture. In the event the Company does not elect to pay the Initial Extension Fee or the Additional Extension Fee upon any such Event of Default in accordance with this paragraph, the Notes will be subject to acceleration as provided in Section 5.02 of the Original Indenture.

(b) In order to exercise the Initial Extension Right and elect to pay the Initial Extension Fee as the sole remedy during the first 180 days after the occurrence of any Event of Default relating to the failure to comply with the reporting obligations in accordance with the preceding paragraph, the Company must (i) notify all Holders of record of the Notes and the Trustee and the Paying Agent of such election in writing prior to the close of business on the date on which such Event of Default occurs and (ii) pay such Initial Extension Fee on or before the close of business on the date on which such Event of Default occurs. In order to exercise the Additional Extension Right (following the exercise of the Initial Extension Right) and to pay the Additional Extension Fee as the sole remedy starting the 181st day after the occurrence of any Event of Default relating to the failure to comply with the reporting obligations in accordance with Section 5.02(a), the Company must (i) notify all Holders of record of the Notes and the Trustee and the Paying Agent in writing of such election prior to the close of business on the 179th day after the occurrence of an Event of Default for which the Company has elected to exercise the Additional Extension Right and (ii) pay such Additional Extension Fee on the record date specified in the notice that the Company is electing to use the Additional Extension Right (which record date will fall between the date of that notice and such 181st day). If the Company fails to timely give either such notice or pay any Extension Fee after giving the applicable notice, the Notes will be immediately subject to acceleration as provided in Section 5.02 of the Original Indenture.

SECTION 5.03. Company Compliance Certificates and Notice of Defaults. In addition to any obligations of the Company under Section 7.04 of the Original Indenture, the Company shall deliver to the Trustee, (i) within 120 days after the end of each fiscal year, an Officers’ Certificate indicating whether or not the signers thereof have knowledge of the occurrence of any Event of Default under the Indenture during such fiscal year, and (ii) within 5 days after the occurrence thereof, written notice of any events that would constitute an Event of Default under the Indenture, the status of such events and the action that the Company is taking or proposes to take in respect thereof.

ARTICLE 6

SATISFACTION AND DISCHARGE

SECTION 6.01. Satisfaction and Discharge of the Supplemental Indenture. (a) The satisfaction and discharge provisions set forth in this Article 6 shall, with respect to the Notes, supersede in its entirety Article 12 of the Original Indenture, and all references in the Original Indenture to Article 12 thereof and satisfaction and discharge provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 6 and the satisfaction and discharge provisions set forth in this Article 6, respectively. When (i) the Company shall deliver to the Security Registrar for cancellation all Notes theretofore authenticated (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (ii) all the Notes not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable (whether at Stated Maturity for the payment of the principal amount thereof, on any Repurchase Date or upon conversion or otherwise) and the Company shall deposit with the Trustee, in trust, or deliver to the Holders, as applicable, cash funds, Shares or a combination thereof, as applicable, sufficient to pay all amounts due (and Shares deliverable following conversion, if applicable) on all of such Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and interest due, accompanied, except in the event the Notes are due and payable solely in cash at Stated Maturity of the Notes or upon an earlier Repurchase Date, by a verification report as to the sufficiency of the deposited amount from an independent certified accountant or other financial professional reasonably satisfactory to the Trustee (which may include any of the Underwriters), and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Supplemental Indenture shall cease to be of further effect (except as to (A) rights hereunder of Holders of the Notes to receive all amounts owing upon the Notes and the other rights, duties and obligations of Holders of the Notes, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (B) the rights, obligations and immunities of the Trustee hereunder), and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel as required by Section 1.02 of the Original Indenture and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Supplemental Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee, including the fees and expenses of its counsel, and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Supplemental Indenture or the Notes.

SECTION 6.02. Deposited Monies to Be Held in Trust by Trustee. Subject to Section 6.04, all monies deposited with the Trustee pursuant to Section 6.01 shall be held in trust for the sole benefit of the Holders of the Notes, and such monies shall be applied by the Trustee to the payment, either directly or through any Paying Agent (including the Company if acting as its own Paying Agent), to the Holders of the particular Notes for the payment or redemption of which such monies have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest, if any.

SECTION 6.03. Paying Agent to Repay Monies Held. Upon the satisfaction and discharge of this Indenture, all monies then held by any Paying Agent (if other than the Trustee) shall, upon written request of the Company, be repaid to it or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such monies.

SECTION 6.04. Return of Unclaimed Monies. Subject to the requirements of applicable law, any monies deposited with or paid to the Trustee for payment of the principal of or interest, if any, on the Notes and not applied but remaining unclaimed by the Holders of the Notes for two years after the date upon which the principal of or interest, if any, on such Notes, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee on demand, and all liability of the Trustee shall thereupon cease with respect to such monies; and the Holder of any of the Notes shall thereafter look only to the Company for any payment that such Holder of the Notes may be entitled to collect unless an applicable abandoned property law designates another Person.

SECTION 6.05. Reinstatement. If the Trustee or the Paying Agent is unable to apply any money in accordance with Section 6.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 6.01 until such time as the Trustee or the Paying Agent is permitted to apply all such money in accordance with Section 6.02; provided, however, that if the Company makes any payment of interest on or principal of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 7

SUPPLEMENTAL INDENTURES

SECTION 7.01. Amendments or Supplements Without Consent of Holders. In addition to any permitted amendment or supplement to the Indenture pursuant to Section 9.01 of the Original Indenture, the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder of the Notes:

(a) to add guarantees with respect to the Notes; or

(b) to conform this Supplemental Indenture and the form or terms of the Notes to the section entitled “Description of Notes” as set forth in the final prospectus supplement related to the offering and sale of the Notes dated April 29, 2009.

SECTION 7.02. Amendments, Supplements or Waivers With Consent of Holders. The Company and the Trustee may amend the Indenture with respect to the Notes and the Notes as provided in Sections 9.01 and 9.02 of the Original Indenture. Notwithstanding the foregoing provision and in addition to the provisions of Section 9.02 of the Original Indenture, without the consent of each Holder of an outstanding Note affected thereby, no amendment or waiver, including a waiver in relation to a past Event of Default, may:

(a) make any change that adversely affects the Conversion Rights of any of the Notes;

(b) reduce any Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such repurchase, whether through an amendment or waiver of provisions in the covenants, definitions related thereto or otherwise;

(c) reduce the rate or the amount, or extend the stated time for payment, of any Extension Fee; or

(d) change the place or currency of payment of any extension fee in respect of any Note.

SECTION 7.03. Holders Approval of Amendments. The consent of the Holders is not necessary to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver. After an amendment, supplement or waiver becomes effective, the Company shall give to the Holders affected by such amendment, supplement or waiver a notice briefly describing such amendment, supplement or waiver. The Company shall mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect in such notice, will not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

ARTICLE 8

INAPPLICABLE PROVISIONS OF THE ORIGINAL INDENTURE

SECTION 8.01. Redemption. The provisions of Article 11 of the Original Indenture shall not apply to the Notes.

ARTICLE 9

MISCELLANEOUS

SECTION 9.01. Governing Law.

(a) THIS SUPPLEMENTAL INDENTURE AND EACH OF THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(b) The provisions of Articles 86 to 94-8 of the Luxembourg law concerning commercial companies of 10th August 1915, as amended (regarding the representation of noteholders and noteholder meetings), shall not apply to the Notes.

SECTION 9.02. Payments on Business Days. If any Interest Payment Date or Stated Maturity of the Notes or any earlier Repurchase Date would fall on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day and no interest on such payment shall accrue in respect of the delay.

SECTION 9.03. No Security Interest Created. Nothing in this Supplemental Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

SECTION 9.04. Trust Indenture Act. This Supplemental Indenture is hereby made subject to, and shall be governed by, the provisions of the Trust Indenture Act required to be part of and to govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof or the Original Indenture that is required to be included in an indenture qualified under the Trust Indenture Act, such required provision shall control.

SECTION 9.05. Benefits of Indenture. Nothing in this Supplemental Indenture or in the Notes, expressed or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Security Registrar and their successors hereunder or the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.

SECTION 9.06. Calculations. Except as otherwise provided in this Supplemental Indenture, the Company shall be responsible for making all calculations called for under the Notes or in connection with a conversion. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders. The Company shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent (if different than the Trustee), and each of the Trustee and Conversion Agent (if different than the Trustee) is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee shall forward the Company’s calculations to any Holder upon the request of that Holder at the sole cost and expense of the Company.

SECTION 9.07. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 9.08. Execution in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

SECTION 9.09. Separability Clause. In the event any provision of this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

•	IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

ARCELORMITTAL

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

By:	/s/ Armand Gobber
Name:	Armand Gobber
Title:	Vice President- Financing

[Trustee Signature Follows]

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name:	Ignazio Tamburello
Title:	Vice President

EXHIBIT A

[FORM OF FACE OF NOTE]

[THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]*

*	Include bracketed language for a Global Note.

ARCELORMITTAL

5.00% Convertible Senior Note due 2014

No. [ ]	[Initially]* $[ ]

CUSIP No.

•

ArcelorMittal, a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [CEDE & CO., or registered assigns]*, [            ] ($[            ]) [(as revised by the “Schedule of Increases and Decreases of Securities” attached hereto)]* on May 15, 2014 unless earlier converted or repurchased, and to pay interest thereon as set forth in the manner, at the rates and to the Persons set forth in the Indenture.

•

This Note shall bear interest at a rate of 5.00% per annum from May 6, 2009 or from the most recent date to which interest had been paid or provided to, but excluding, the next scheduled Interest Payment Date, until the principal hereof shall be repaid. Interest on this Note will be computed on the basis of a 360-day year composed of twelve 30-day months. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on November 15, 2009, to the Person in whose name this Note (or one or more predecessor securities) is registered at the close of business on the Regular Record Date for such interest.

•

The Company shall pay interest on overdue principal, and, to the extent lawful, on overdue interest, in each case at a rate of 5.00% per annum. Interest not paid when due and any interest on principal or interest not paid when due shall be paid to Holders on a special record date, which shall be the 15th day preceding the date fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company shall send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.

•

The Company shall pay principal of and interest on this Note, so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. The Company shall pay principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Registrar in respect of the Notes and its agency in New York, New York as a place where Notes may be presented for payment or for registration of transfer. The Company may, however, change the Paying Agent or Registrar for the Notes without prior notice to the Holders thereof, and the Company may act as Paying Agent or Registrar. Interest on the Notes (other than Notes that are Global Notes) will be payable (i) to Holders of the Notes having an aggregate principal amount of Notes of $5,000,000 or less, by check mailed to the Holders of these Notes at their address in the Security Register and (ii) to Holders having an aggregate principal amount of Notes in excess of $5,000,000, either by check mailed to each Holder at its address in the Security Register or, upon application by a Holder to the Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until that Holder notifies, in writing, the Registrar to the contrary.

*	Include bracketed language for a Global Note.

•	Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

•

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control. This Note, for all purposes, shall be governed by and construed in accordance with the laws of the State of New York. The provisions of Articles 86 to 94-8 of the Luxembourg law concerning commercial companies of 10th August 1915, as amended (regarding the representation of noteholders and noteholder meetings), shall not apply to this Note.

•

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual or facsimile signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of page intentionally left blank]

•	IN WITNESS WHEREOF, ARCELORMITTAL has caused this instrument to be signed manually or by facsimile by its duly authorized officers.

•	Dated: [ ]

ARCELORMITTAL

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

•	This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

•	Dated: [ ]

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

[FORM OF REVERSE OF NOTE]

ARCELORMITTAL

5.00% Convertible Senior Note due 2014

•

This Note is one of a duly authorized issue of Securities of the Company (herein called the “Notes”), issued under an Indenture dated as of May 6, 2009, as amended and supplemented from time to time in accordance with the terms thereof (herein called the “Original Indenture”) and as further supplemented by the Supplemental Indenture dated as of May 6, 2009 (herein called the “Supplemental Indenture” and the Original Indenture, as supplemented by the Supplemental Indenture, the “Indenture”) by and between the Company and HSBC Bank USA, National Association, herein called the “Trustee”, and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.

•

This Note is not subject to redemption at the option of the Company prior to May 15, 2014 and, for the avoidance of doubt, this Note is not subject to the provisions of Article 11 of the Original Indenture.

•

The provisions in Article 6 of the Supplemental Indenture supersede the entirety of Article 12 of the Original Indenture. The provisions of Article 4 of the Original Indenture shall not apply to this Note.

•

Upon the occurrence of a Repurchase Event, the Holder has the right, at such Holder’s option, to require the Company to repurchase all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Repurchase Date at a price equal to the Repurchase Price.

•

As provided in and subject to the provisions of the Indenture, the Holder hereof has the right, at its option, prior to the close of business on the seventh Business Day immediately preceding May 15, 2014, to convert this Note or a portion thereof that is $1,000 or an integral multiple thereof, into Shares, the Cash Value or a combination of Shares and cash, at the Company’s discretion, at the applicable Conversion Ratio specified in the Indenture, as adjusted from time to time as provided in the Indenture.

•

As provided in and subject to the provisions of the Indenture, the Company shall make all payments and deliveries in respect of the Repurchase Price on the Repurchase Date and the principal amount on Stated Maturity thereof, as the case may be, to the Holder who surrenders a Note to the Paying Agent to collect such payments in respect of the Note. The Company shall pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

•

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders to be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

•

As provided in and subject to the provisions of the Indenture, in case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of and interest on all Notes may be declared due and payable, by either the Trustee or Holders of not less than 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

•

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note at the time, place and rate, and in the coin and currency, herein prescribed.

•

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

•

The Notes are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

•

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

•

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or Trustee may treat the Person in whose name the Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

•	All defined terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT MIN ACT
Custodian
(Cust)

TEN ENT - as tenants by the entireties
(Minor)

JT TEN - as joint tenants with right of Survivorship and not as tenants in common	Uniform Gifts to Minors Act (State)

Additional abbreviations may also be used though not in the above list.

SCHEDULE A

SCHEDULES OF INCREASES AND DECREASES OF SECURITIES

ARCELORMITTAL

5.00% Convertible Senior Notes due 2014

•	The following increases or decreases in this Global Note have been made:

Date	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

EXHIBIT B

[FORM OF NOTICE OF CONVERSION]

To:	ArcelorMittal

•

The undersigned owner of this Note hereby irrevocably exercises the option to convert this Note, or a portion hereof (which is $1,000 or an integral multiple hereof) below designated, into Shares, the Cash Value or a combination of Shares and cash, at the Company’s discretion, in accordance with the terms of the Indenture referred to in this Note, and directs that cash payable, if any, and any Shares issuable and deliverable upon conversion, together with any check in payment for fractional Shares, and any Notes representing any unconverted principal amount hereof, be paid or issued and delivered, as the case may be, to the registered Holder hereof unless a different name has been indicated below. Subject to certain exceptions set forth in the Indenture, if this notice is being delivered on a date after the close of business on a Regular Record Date and prior to the opening of business on the related Interest Payment Date, this notice is accompanied by payment of an amount equal to the interest payable on such Interest Payment Date of the principal of this Note to be converted. If any Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect hereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note.

Principal amount to be converted (in an integral multiple of $1,000, if less than all):

Signature(s)

Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs:

(i) The Securities Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP) or (iv) another guarantee program acceptable to the Trustee.

Signature Guarantee

B-1

Fill in for registration of any Shares and Notes if to be issued otherwise than to the registered Holder.

(Name)

(Address)

Please print Name and Address (including zip code number)

Social Security or other Taxpayer
Identifying Number

B-2

EXHIBIT C

[FORM OF EARLY REPURCHASE NOTICE]

To:	ArcelorMittal

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from ArcelorMittal (the “Company”) as to the occurrence of a Repurchase Event and specifying the Repurchase Date and requests and instructs the Company to repay to the registered holder hereof in accordance with the applicable provisions of this Note and the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Repurchase Date.

In the case of certificated Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:
Signature(s)

Social Security or Other Taxpayer Identification Number

principal amount to be repaid (if less than all): $ , 000

NOTICE: The signature on the Early Repurchase Notice must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

C-1

EXHIBIT D

[FORM OF ASSIGNMENT AND TRANSFER]

For value received                                           hereby sell(s), assign(s) and transfer(s) unto                                          (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints                                          to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Signature(s)

Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs:

(i) The Securities Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP) or (iv) another guarantee program acceptable to the Trustee.

Signature Guarantee

D-1